EXHIBIT 99.1

Press Release dated December 21, 2004 announcing appointment of new Chief Commercial Officer Mr. Damianos Charalambidis.

TIM Hellas Telecommunications SA

TIM HELLAS APPOINTS NEW CHIEF COMMERCIAL OFFICER

MR. DAMIANOS CHARALAMBIDIS ASSUMES THE POST

ATHENS, December 21, 2004 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced that Mr. Damianos Charalambidis will assume the company’s Chief Commercial Officer position as of January 3, 2005.

Previously the General Manager of Cosmote Mobile Telecommunications S.A.’s Products, Services and Marketing division, Mr. Charalambidis will now coordinate TIM Hellas’ marketing, sales and customer service departments, and will be reporting directly to the company’s Chief Executive Officer, Mr. Socrates Kominakis.

Mr. Charalambidis joins TIM Hellas with thirteen years of experience in Greece’s telecommunications and information technology industries. He began his career in 1991 with INTRACOM S.A. working on various projects in Research and Development, and five years later switched to the Marketing and Sales division involved in marketing and sales of the company’s products domestically and internationally. In 1998, he joined Cosmote as Product and Services Manager and assumed a series of positions of increasing responsibility culminating in his appointment as Products, Services and Marketing General Manager, his post prior to joining TIM Hellas.

Commenting on the appointment, Mr. Socrates Kominakis— TIM Hellas’ Chief Executive Officer noted “I am pleased to welcome Damianos, a seasoned professional with extensive experience dealing with Greece’s highly competitive mobile environment, to TIM Hellas”.

Mr. Charalambidis holds a B.Sc. degree in Electrical and Electronic Engineering from Liverpool’s Polytechnic University and a M.Sc. in Microprocessor Engineering and Digital Electronics from the University of Manchester Institute of Science and Technology (UMIST). Born in 1964, he is married with one child.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

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TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.